ROPES & GRAY LLP THREE EMBARCADERO CENTER SAN FRANCISCO, CA 94111-4006 WWW.ROPESGRAY.COM

June 13, 2013	Renee Laws
617-235-4975
617-235-9905 fax
Renee.laws@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers Trust I (the “Registrant”)
Registration Statement on Form N-14

Ladies and Gentlemen:

Enclosed for filing on behalf of the Registrant is a registration statement on Form N-14 (the “Registration Statement”). The Registration Statement relates to the proposed acquisition of each of the acquired funds set forth below by each of the corresponding series of the Registrant set forth below:

Acquiring Fund (Registrant)	Corresponding Acquired Fund (Brandywine Blue Fund, Inc.)
Brandywine Blue Fund	Brandywine Blue Fund

Brandywine Advisors Midcap Growth Fund	Brandywine Advisors Midcap Growth Fund

The Proxy Statement/Prospectus contained in the Registration Statement will be furnished in connection with a special meeting of stockholders of the Acquired Funds, each a class of Brandywine Blue Fund, Inc., at which time the stockholders of the Acquired Funds will be asked to vote on the proposed acquisition of each Acquired Fund by the corresponding Acquiring Fund, each a newly created series of the Registrant. Included in the Registration Statement is the form of proxy for the stockholder meeting.

The Registration Statement relates solely to Brandywine Blue Fund and Brandywine Advisors Midcap Growth Fund, each a series of the Registrant. The Registration Statement does not supersede or amend any disclosure relating to any other series of the Registrant.

- 2 -	June 13, 2013

No registration fee is being paid at the time of filing because the Registrant has previously filed an election, under Rule 24f-2 under the Investment Company Act of 1940, as amended, to register an indefinite number of shares.

The Registration Statement is proposed to become effective on July 13, 2013 pursuant to Rule 488 under the Securities Act of 1933, as amended.

Please direct any questions you may have with respect to this filing to me at (617) 235-4975.

Very truly yours,

/s/ Renee Laws

Renee Laws